UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 12)

(Name of Issuer)

Texas Pacific Land Trust

(Title of Class of Securities)

Sub-share Certificates

(CUSIP Number)

882610108

Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

Jay Kesslen

c/o Horizon Kinetics LLC

470 Park Avenue South

New York, NY 10016

(Date of Event which Requires Filing of this Statement)

December 14, 2020

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1. Names of Reporting Persons. Horizon Kinetics Asset Management LLC 13-3776334
2. Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☐

3. SEC Use Only
4. Source of Funds WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
☐
6. Citizenship or Place of Organization
Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	7. Sole Voting Power
1,622,551

8. Shared Voting Power

9. Sole Dispositive Power
1,622,551

10. Shared Dispositive Power

11. Aggregate Amount Beneficially Owned by Each Reporting Person
1,622,551
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares
☐
13. Percent of Class Represented by Amount in Row (11)
20.92
14. Type of Reporting Person
IA

This Amendment No. 12 to the Schedule 13D (this "Amendment No. 12") relates to the sub-share certificates of proprietary interests (the "Shares") of Texas Pacific Land Trust ("TPL") and amends the Schedule 13D Amendment 11 filed on October 16, 2020 (the "Schedule 13D 11" and, together with this Amendment No. 12, the "Schedule 13D"). Capitalized terms used and not defined in this Amendment No. 12 have the meanings set forth in the Original Schedule 13D.

This Amendment No. 12 is being filed by Horizon Kinetics Asset Management LLC ("Horizon") a Delaware limited liability company, a wholly owned subsidiary of Horizon Kinetics LLC.

This Amendment No. 12 is being filed to amend Item 4, Item 5, Item 6 and Item 7  of the Schedule 13D as follows:

ITEM 4. PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is amended by adding the following:

As previously disclosed, on June 11, 2020, in connection with the plan of the Trust to reorganize (the "corporate reorganization") into a corporation formed under Delaware law (the "New Corporation"), Horizon Kinetics LLC and Horizon Kinetics Asset Management LLC entered into a Stockholders' Agreement (the "Stockholders' Agreement") with the Trust, SoftVest LP,  SoftVest Advisors and Mission Advisors, LP.

The Stockholders' Agreement, which establishes certain features of governance for the New Corporation, provides that the agreement will terminate if the corporate reorganization has not been completed by December 31, 2020 (the "Outside Date").  On December 14, 2020, the parties entered into the First Amendment to Settlement Agreement (the "Amendment"), to change the Outside Date to January 31, 2021.

Other than as expressly modified pursuant to the Amendment, the Stockholders' Agreement, which was filed as Exhibit 10 to the Schedule 13D filed by the Reporting Persons with the U.S. Securities and Exchange Commission on June 15, 2020, remains in full force and effect.

The foregoing description of the Amendment is qualified by the full text of such amendment, which is attached hereto as Exhibit 11 and is incorporated by reference herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is amended by adding the following:

Percentages of the Shares outstanding reported in this Amendment No. 12 are calculated based upon the 7,756,156 Shares outstanding as of October 30, 2020, as reported in TPL's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by TPL with the SEC on November 5, 2020.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by Horizon, on behalf of its clients, including its proprietary accounts may be found in rows 11 and 13 of the cover page, which is hereby incorporated by reference.

This Schedule 13D does not include approximately 24,166 Shares of TPL held personally by senior portfolio managers of Horizon and their families.  The right to dividends from, or proceeds from the sale of such Shares resides with the beneficial owners of such accounts, and Horizon with respect to its proprietary accounts.  Transactions effected by Horizon in the last 60 days are as listed below.  All sales were the result of a client direction or account limitation, and no sales were made in any proprietary account.

Name of Reporting Person	Date of Transaction	Buy/Sale	Aggregate Amount of Securities	Average Price Per Share
Horizon Kinetics Asset Management LLC	10/16/2020	Buy	95	469.42
Horizon Kinetics Asset Management LLC	10/16/2020	Sale	133	471.45
Horizon Kinetics Asset Management LLC	10/19/2020	Buy	84	472.00
Horizon Kinetics Asset Management LLC	10/19/2020	Sale	89	472.00
Horizon Kinetics Asset Management LLC	10/20/2020	Buy	84	469.98
Horizon Kinetics Asset Management LLC	10/20/2020	Sale	3155	470.37
Horizon Kinetics Asset Management LLC	10/21/2020	Buy	86	463.05
Horizon Kinetics Asset Management LLC	10/21/2020	Sale	638	466.58
Horizon Kinetics Asset Management LLC	10/22/2020	Buy	93	479.17
Horizon Kinetics Asset Management LLC	10/22/2020	Sale	739	477.51
Horizon Kinetics Asset Management LLC	10/23/2020	Buy	104	477.98
Horizon Kinetics Asset Management LLC	10/23/2020	Sale	109	477.98
Horizon Kinetics Asset Management LLC	10/26/2020	Buy	135	472.98
Horizon Kinetics Asset Management LLC	10/26/2020	Sale	154	472.55
Horizon Kinetics Asset Management LLC	10/27/2020	Buy	92	463.20
Horizon Kinetics Asset Management LLC	10/27/2020	Sale	97	463.20
Horizon Kinetics Asset Management LLC	10/28/2020	Buy	94	449.49
Horizon Kinetics Asset Management LLC	10/28/2020	Sale	316	449.34
Horizon Kinetics Asset Management LLC	10/29/2020	Buy	317	464.62

Horizon Kinetics Asset Management LLC	10/29/2020	Sale	332	464.32
Horizon Kinetics Asset Management LLC	10/30/2020	Buy	92	450.41
Horizon Kinetics Asset Management LLC	10/30/2020	Sale	822	453.74
Horizon Kinetics Asset Management LLC	11/2/2020	Buy	92	465.44
Horizon Kinetics Asset Management LLC	11/2/2020	Sale	97	465.44
Horizon Kinetics Asset Management LLC	11/3/2020	Buy	303	483.35
Horizon Kinetics Asset Management LLC	11/3/2020	Sale	536	481.54
Horizon Kinetics Asset Management LLC	11/4/2020	Buy	95	474.51
Horizon Kinetics Asset Management LLC	11/4/2020	Sale	100	474.51
Horizon Kinetics Asset Management LLC	11/5/2020	Buy	426	506.83
Horizon Kinetics Asset Management LLC	11/5/2020	Sale	470	505.43
Horizon Kinetics Asset Management LLC	11/6/2020	Buy	91	497.58
Horizon Kinetics Asset Management LLC	11/6/2020	Sale	253	499.43
Horizon Kinetics Asset Management LLC	11/9/2020	Buy	133	574.98
Horizon Kinetics Asset Management LLC	11/9/2020	Sale	235	576.12
Horizon Kinetics Asset Management LLC	11/10/2020	Buy	124	556.02
Horizon Kinetics Asset Management LLC	11/10/2020	Sale	129	556.02

Horizon Kinetics Asset Management LLC	11/11/2020	Buy	113	540.25
Horizon Kinetics Asset Management LLC	11/11/2020	Sale	118	540.25
Horizon Kinetics Asset Management LLC	11/12/2020	Buy	89	537.22
Horizon Kinetics Asset Management LLC	11/12/2020	Sale	94	537.22
Horizon Kinetics Asset Management LLC	11/13/2020	Buy	99	549.85
Horizon Kinetics Asset Management LLC	11/13/2020	Sale	104	549.85
Horizon Kinetics Asset Management LLC	11/16/2020	Buy	121	579.99
Horizon Kinetics Asset Management LLC	11/16/2020	Sale	174	576.15
Horizon Kinetics Asset Management LLC	11/17/2020	Buy	142	583.01
Horizon Kinetics Asset Management LLC	11/17/2020	Sale	176	582.21
Horizon Kinetics Asset Management LLC	11/18/2020	Buy	116	581.59
Horizon Kinetics Asset Management LLC	11/20/2020	Buy	404	579.17
Horizon Kinetics Asset Management LLC	11/20/2020	Sale	270	575.63
Horizon Kinetics Asset Management LLC	11/24/2020	Buy	10	630.00
Horizon Kinetics Asset Management LLC	11/24/2020	Sale	5	618.05
Horizon Kinetics Asset Management LLC	11/25/2020	Buy	111	622.98
Horizon Kinetics Asset Management LLC	11/25/2020	Sale	110	617.34

Horizon Kinetics Asset Management LLC	11/27/2020	Buy	160	591.87
Horizon Kinetics Asset Management LLC	11/27/2020	Sale	129	591.23
Horizon Kinetics Asset Management LLC	11/30/2020	Buy	108	609.92
Horizon Kinetics Asset Management LLC	11/30/2020	Sale	113	609.92
Horizon Kinetics Asset Management LLC	12/1/2020	Buy	116	614.01
Horizon Kinetics Asset Management LLC	12/1/2020	Sale	121	614.01
Horizon Kinetics Asset Management LLC	12/2/2020	Buy	122	620.20
Horizon Kinetics Asset Management LLC	12/2/2020	Sale	130	620.16
Horizon Kinetics Asset Management LLC	12/3/2020	Buy	189	640.52
Horizon Kinetics Asset Management LLC	12/3/2020	Sale	204	639.79
Horizon Kinetics Asset Management LLC	12/4/2020	Buy	187	669.96
Horizon Kinetics Asset Management LLC	12/4/2020	Sale	192	669.96
Horizon Kinetics Asset Management LLC	12/7/2020	Buy	167	669.39
Horizon Kinetics Asset Management LLC	12/7/2020	Sale	176	669.39
Horizon Kinetics Asset Management LLC	12/8/2020	Buy	167	672.00
Horizon Kinetics Asset Management LLC	12/8/2020	Sale	305	668.83
Horizon Kinetics Asset Management LLC	12/9/2020	Buy	167	682.88

Horizon Kinetics Asset Management LLC	12/9/2020	Sale	452	677.60
Horizon Kinetics Asset Management LLC	12/10/2020	Buy	167	693.02
Horizon Kinetics Asset Management LLC	12/10/2020	Sale	172	693.02
Horizon Kinetics Asset Management LLC	12/11/2020	Buy	156	692.00
Horizon Kinetics Asset Management LLC	12/11/2020	Sale	201	692.00

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is amended by adding the following:

The response to Item 4 of this Amendment No. 12 is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is amended by adding thereto the following:

Exhibit Number	Description of Exhibits
11.	First Amendment to Stockholders' Agreement dated December 14, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 14, 2020

/s/ Jay Kesslen

Jay Kesslen

General Counsel

Horizon Kinetics LLC
Horizon Kinetics Asset Management LLC

FIRST AMENDMENT TO STOCKHOLDERS' AGREEMENT

This FIRST AMENDMENT TO STOCKHOLDERS' AGREEMENT (this "Amendment") is made and entered into as of December 14, 2020, by and among Texas Pacific Land Trust (the "Trust"), on the one hand, and Horizon Kinetics LLC ("Horizon Kinetics") and Horizon Kinetics Asset Management LLC (together with Horizon Kinetics and collectively with their Affiliates, "Horizon"), SoftVest Advisors, LLC ("SoftVest Advisors") and SoftVest, L.P. (together with SoftVest Advisors, their respective Affiliates and Horizon, the "Investor Group"), and Mission Advisors, LP (together with the Investor Group and its members, collectively, the "Stockholders"), on the other hand.  The Trust and the Stockholders are each herein referred to as a "party" and collectively as the "parties." Capitalized terms used but not defined herein shall have the meaning set forth in the Stockholders Agreement (as defined below) for such term.

WHEREAS, the parties previously entered into that certain Stockholders' Agreement, dated June 11, 2020 (the "Stockholders' Agreement");

WHEREAS, pursuant to Section 11(a)(i)(C) of the Stockholders' Agreement, subject to certain terms and conditions, the Stockholders' Agreement shall terminate, if the Distribution Time has not yet occurred, on December 31, 2020 (the "Outside Date"); and

WHEREAS, the parties desire to amend the Stockholders' Agreement to provide that the Outside Date be January 31, 2021.

NOW, THEREFORE, in consideration of the foregoing premises, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties, intending to be legally bound hereby, agree as follows:

Section 11(a)(i)(C) of the Stockholders' Agreement is hereby deleted in its entirety and replaced with the following words: "January 31, 2021 (the "Outside Date")".

This Amendment modifies the Stockholders' Agreement only to the extent set forth herein.  Except as specifically amended by this Amendment, the Stockholders' Agreement shall remain in full force and effect in accordance with its terms and is hereby ratified and confirmed.  In the event of any conflict between the terms of this Amendment and the Stockholders' Agreement, this Amendment shall control.

This Amendment, and any disputes arising out of or related to this Amendment (whether for breach of contract, tortious conduct or otherwise), shall be governed by, and construed in accordance with, the laws of the State of Delaware, without regard to conflict of laws principles that would require the application of laws of another jurisdiction.

This Amendment may be executed in one or more textually identical counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same agreement.  Signatures to this Amendment transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, shall have the same effect as physical delivery of the paper document bearing the original signature.

This Amendment shall be binding upon, inure to the benefit of, and be enforceable by and against the permitted successors and assigns of each party.

[Signature Pages Follow]

IN WITNESS WHEREOF, each of the parties has executed this Amendment, or caused the same to be executed by its duly authorized representative, as of the date first above written.

TEXAS PACIFIC LAND TRUST

By: /s/David E. Barry
Name: David E. Barry
Title: Trustee

By: /s/John R. Norris III
Name: John R. Norris III
Title: Trustee

SIGNATURE PAGE TO FIRST AMENDMENT TO STOCKHOLDERS’ AGREEMENT

Horizon Kinetics LLC

By: /s/Jay Kesslen
Name: Jay Kesslen
Title: General Counsel

Horizon Kinetics Asset Management LLC

By: /s/ Jay Kesslen
Name: Jay Kesslen
Title: General Counsel

SIGNATURE PAGE TO FIRST AMENDMENT TO STOCKHOLDERS’ AGREEMENT

SoftVest Advisors, LLC

By: /s/Eric L. Oliver
Name: Eric L. Oliver
Title: President

SoftVest, L.P.

By: /s/Eric L. Oliver
Name: Eric L. Oliver
Title: President

SIGNATURE PAGE TO FIRST AMENDMENT TO STOCKHOLDERS’ AGREEMENT

Mission Advisors, LP

By: /s/Dana F. McGinnis
Name: Dana F. McGinnis
Title: Chief Investment Officer

SIGNATURE PAGE TO STOCKHOLDERS' AGREEMENT